

Mail Stop 3628

October 26, 2005

<u>Via U.S. Mail and facsimile to (404) 253-8272</u>
Jefferson R. Voss
Sloan Acquisition Corp.
6100 Payne Stewart Drive
Windermere, Florida 34786

>   **Re: BayCorp Holdings, Ltd.**
>   **Schedule TO-T/13E-3 filed by Sloan Acquisition Corp.,**
>   **Sloan Group Ltd. And Joseph Lewis**
>   **Filed on October 12, 2005**
>   **File No. 05-50357**

Dear Mr. Voss:

We have the following comments on the above referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-T/13E-3

General

1. Although we note that you have checked the going-private transaction box on the Schedule TO, the document should also be "tagged" as a joint Schedule TO-T/13E-3 on EDGAR. If necessary, please contact the Office of Edgar and Information Analysis to request assistance in this regard.

2. Rule 13e-3 requires that each affiliate directly or indirectly engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures, including a determination regarding the fairness of the transaction to the unaffiliated security holders. <u>See</u> Item II.D.3 of the Division of Corporation Finance's "Current Issues and Rule Making Projects" outline, dated November 14, 2000, available on our website at <u>www.sec.gov</u>. It appears from the disclosure in your Offer to Purchase that Messrs. Getman and Callendrello

are affiliates of the issuer and may be engaged in this transaction for purposes of Rule 13e-3. Please revise the proxy statement to include all of the disclosure required by Schedule 13E-3 as it relates to Messrs. Getman and Callendrello. In addition, to the extent they apply, please address the comments below as to these new filing persons. Alternatively, please provide us with the analysis of your apparent belief that Messrs. Getman and Callendrello are not affiliated persons engaged in this transaction.

3. We refer you to the comment above. As affiliates engaged in the transaction, each party must comply with the disclosure, dissemination and filing requirements of Rule 13e-3 and Schedule 13E-3. Please revise or advise.

4. You disclose on page iv of your offer to purchase that in addition to Messrs. Getman and Callendrello, certain other officers and employees of BayCorp have various interests in the offer that are in addition to, or different from, the interests of security holders of BayCorp. More specifically, we note that current executive officers of BayCorp will be part of the management team of the surviving private corporation. In this regard, analyze whether such executive officers and directors should be added as filing persons. If you decide they don't, please explain the basis of your belief.

5. Please disclose the pro forma financial information required by Item 13 of Schedule 13E-3. Alternatively, tell us the basis for your belief that this disclosure is not material.

6. Please provide a brief description of the accounting treatment of this transaction. See Item 1004(a)(1)(xi) of Regulation M-A.

Offer to Purchase

General

7. We note that you disclose throughout your offer to purchase that the terms of the Offer were a result of "arm's-length discussions" between representatives of the Special Committee, the directors of BayCorp and Sloan Group and the Purchaser. Please advise of the basis for your belief that these negotiations were conducted at arm's length due to the related party nature of the transaction. In this regard, it appears that the characterization of this offer as being negotiated at arm's length is inappropriate as the parties involved in the negotiations are affiliates.

Summary Term Sheet, page i

What are the Most Significant Conditions of the Offer?, page i

8. We note your reference to "any material approval or consent of any governmental authority." This disclosure suggests that multiple approvals are necessary. Please clarify whether there

any other known approvals required other than by the Vermont Public Service Board. If so, please identify the additional approvals. If not, please disclose.

Special Factors, page 8

Background of the Offer; Contacts with BayCorp, page 5

9. Please revise to explain the basis for Sloan Group's decision to initially pursue a form of merger agreement with BayCorp on May 12, 2005. Currently it is unclear whether BayCorp or Sloan first determined to pursue a merger or other change in control transaction. Further, discuss the negotiations in more detail. We note from disclosure elsewhere that Sloan had considered purchasing assets of the company.

10. Please explain whether the Special Committee considered any alternatives to the merger agreement and tender offer that is being conducted by the Purchaser. Did the Special Committee or the board consider taking the BayCorp private without the participation of the Purchaser? Alternatively, did the Special Committee and/or the board consider selling the company to an unaffiliated third party by contacting potential strategic suitors or placing the company up for auction? See Item 1013(b) of Regulation M-A.

11. See the immediately preceding comment. Revise to more clearly disclose the reasons for engaging in the transaction at this time. See Item 1013(c) of Regulation M-A. Why did BayCorp request a form of merger agreement on May 12, 2005? Also, did the Special Committee, the board or the Purchaser consider structuring the transaction in any alternative ways? Why did the Special Committee and the Purchaser structure the transaction as a tender offer followed by a merger?

12. You disclose that the Special Committee voted to direct Jefferies to inform Sloan Group of the Committee's request for a higher tender offer price from Sloan Group. Please revise to explain the basis for the Special Committee's belief that a per share price of $14.04 was not adequate. In this regard, we note the reference to the recent decline in market price, the conversion price and the negative change in value of the UNITIL Power contract. Expand to clarify how these factors were considered by the Special Committee with regard to the offer price. Quantify the factors to the extent practicable.

13. Please explain whether you considered any financial projections or relied on any particular assumptions in determining the Offer price.

2. BayCorp's Position Regarding the Fairness of the Offer, page 7

Fairness of the Offer and Merger, page 8

14. All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination in a Rule 13e-3 transaction and should be discussed by

each filing person. To the extent that any one or more of such factors was not considered, or was given little weight, this fact is an important part of the Board's decision-making process that should be explained to shareholders. Revise the discussion of the board's fairness determination to address all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A, including, for example, historical market prices, net book value, going concern value, etc. If a filing person did not consider one or more of the factors, state that and explain why the factor(s) were not deemed material or relevant. In addition, if any of the factors yielded a higher per share value than the cash out price, this should be prominently disclosed. Further, conclusory statements regarding the factors in instruction 2 of Item 1014 are not sufficient. For example, you must expand the disclosure that the "Special Committee took into account the current and historical financial condition, liquidity and objectives." See Question and Answer No. 20 in Exchange Act Release No. 34-17719. To the extent that any filing person is relying on the analyses of another, including the fairness advisor, they must specifically adopt such analyses as their own. In this regard, it is unclear whether the board completed its own analysis or is relying on the analysis of the Special Committee.

15. We note the information considered by the Special Committee in making its fairness determination on pages 8 through 10. For each subheading, the disclosure should provide a materially complete description of why the Special Committee believes that the applicable factor supports its determination as to substantive and procedural fairness of the transaction. For example, explain how the "Limited Trading of the Shares" and the "Limited Conditions to Consummation" support the substantive and/or the procedural fairness determination.

16. Expand the discussion under the factor "Financial Terms/Premium to Market Price" to address the premium to the conversion price in more detail. While we can appreciate the comparison, it would be helpful to discuss how the conversion price compared to the then current and historical market prices.

3. Opinion of the Special Committee's Financial Advisor, page 11

17. We note that you disclose that Jefferies' written opinion is provided solely to the Special Committee. In this regard, the staff notes the limitation on reliance by security holders in the fairness opinion provided by Jefferies. Because it is inconsistent with the disclosures related to the opinion, the limitation should be deleted. Alternatively, disclose the basis for Jefferies belief that security holders cannot rely upon the opinion to support any claims against Jefferies arising under applicable state law.

18. We note your reference to "Financial Projections" on page 12. Please disclose the financial projections and underlying assumptions of the company that were supplied to Jefferies and used to formulate its opinion.

19. Please expand the disclosure regarding Jefferies' prior relationship with BayCorp and Sloan. See Item 1015(b)(4) of Regulation M-A. For example, clarify when Jefferies provided

BayCorp with a fairness opinion and the compensation received by Jefferies as a result of this prior relationship.

20. Please revise to provide a more clear and concise discussion of the BayCorp Valuation performed by Jefferies. For each analysis, including the Asset Cost method, the discounted cash flow method and the sum of the parts method, expand your disclosure to provide a *complete* discussion of the statistical findings, including how Jefferies determined the range of implied values from the numbered items under each valuation technique. Also, disclose the meaning and significance of each analysis and draw a conclusion between the results of the analysis versus the specific consideration offered in the transaction. In this regard, we suggest that you take each analysis to the next step. In other words, discuss the meaning of each range of numbers you disclose and how they impact or relate to the determination that the transaction is fair. To the extent that the Offer price falls outside the range of a particular valuation technique, explain why Jefferies believes that the transaction remains fair to BayCorp's unaffiliated security holders. For example, disclose why Jefferies determined that the transaction is fair despite the fact that the range of implied values per share under the Asset Cost method is higher than the Offer price.

21. We refer you to the "Sum of the Part Analysis." Please expand your disclosure to explain why Jefferies deemed the transactions to be comparable. What criterion was considered in choosing these companies?

4. Sloan Group's, Purchaser's and Joseph Lewis' Position Regarding Fairness of the Offer, page 18

22. We refer you to comment 14, above. Each filing person must discuss in reasonable detail the material factors upon which it believes that the transaction is fair to BayCorp's unaffiliated security holders. See Item 1014 of Regulation M-A. A statement that Sloan Group, Purchaser and Mr. Lewis based its determination upon information made available to them by BayCorp and the two bullet points on page 18 are not sufficient to meet the disclosure requirements of Regulation M-A and Schedule 13E-3. Please revise.

23. Please revise to include a specific statement as to whether Sloan Group, Purchaser and Mr. Lewis believe that this transaction is fair to BayCorp's unaffiliated security holders.

6. Possible Effects of the Offer on the Market for Shares, Amex Listing, Exchange Act Registration and Margin Regulations., page 21

24. Please disclose the effect of this transaction on Mr. Lewis' interest in the net book value and net earnings of BayCorp in terms of dollar amount and percentages. See Instruction 3 to Item 1013 of Regulation M-A.

10. Related Party Transactions; Interests of Certain Persons in the Offer and Merger, page 37

25. Please provide a brief summary of the terms of Messrs. Getman's and Callendrello's employment with the Purchaser.

The Tender Offer, page 38

Terms of the Offer; Expiration Date., page 38

26. Please revise your disclosure here and throughout your Offer to Purchase to clarify that you may only delay acceptance for payment or payment in anticipation of receiving required governmental approvals, rather than "to delay payment for Shares in order to comply in whole or in part with applicable laws."

7. Certain Information Concerning BayCorp., page 47

27. Please refer to the first paragraph of this section. We note that the Purchaser is not assuming responsibility for the accuracy or completeness of any information contained in this Section. While the Purchaser may include appropriate language about the limits on the reliability of the information, the Purchaser may not disclaim responsibility for its accuracy. Please revise.

11. Certain Conditions of the Offer, page 55

28. See condition (j). To the extent that the Merger Agreement allows the Purchaser to unilaterally terminate the merger at will, it appears that this condition is not outside of your control and the offer may be illusory. Please revise this condition or advise.

29. See the immediately preceding comment. Refer to condition (k) at the bottom of page 56. That condition states that you may terminate the offer if the "Purchaser and BayCorp shall gave agreed that Purchaser shall terminate the Offer or postpone the acceptance for payment of Shares thereunder." This language implies that the parties to this transaction may essentially terminate the offer at will, so long as they both agree to do so. While you may condition your offer on any number of objectively verifiable conditions outside of your control, reserving the right to terminate the offer at will for no reason renders it illusory. Please revise.

30. We refer you to the disclosure in the last paragraph of this section that your failure at any time to exercise any of the rights described in this section will not be deemed a waiver of such rights and that each right will be deemed an ongoing right that may be asserted at any time and from time to time. This language suggests that even once a condition is triggered, the company can decide whether it is advisable to proceed with the offer. We agree. However, when a condition is triggered and the company decides to proceed with the offer

anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. In addition, please be aware that once you waive an offer condition, you may not "reassert" that condition without formally changing the terms of your offer, which may require an extension of the offer and dissemination of additional offer materials. Please confirm your understanding in your response letter.

Letter of Transmittal

31. We note your request that the security holder acknowledge that they "understand" certain terms the offer. It is not appropriate to require security holders to attest to the fact that they "understand" the terms of the offer as such language may effectively operate as a waiver of liability. Please delete this and other similar language throughout these materials. To the extent that you have already circulated the Election Form to security holders, please confirm that you will not utilize the referenced language set forth in this form as a waiver of liability against security holders.

Closing

As appropriate, please amend your filing. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing persons acknowledging that:

· the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203.

Very truly yours,

Jeffrey B. Werbitt
Attorney-Advisor
Office of Mergers & Acquisitions

cc: Ralph F. MacDonald III
Alston & Bird LLP
1201 W. Peachtree Street
Atlanta, Georgia 30309